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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated October 17, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca	Trading Symbol: TSXV – BUF.U OTC\BB – BYBUF FWB – B4K

BUFFALO GOLD UPDATES PROGRESS OF EXPLORATION AT MT. KARE

Vancouver, B.C., October 17th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K) is pleased to report on the progress of its on-going exploration program at the Mt. Kare gold project in Papua New Guinea.   In addition to continued work at the Mt. Kare joint venture license, (EL1093) Buffalo is exploring targets on its 100% owned license area (EL1427).

The drill results reported in Table 1 below are the last of the holes from the program completed in early summer, and include infill holes and holes that were drilled to test new targets based on geological interpretation, magnetic survey results and surface sampling. As with the Porgera Deposit, gold mineralization at Mt. Kare is closely associated with specific alteration and mineralization, therefore where neither was encountered in drill core the core was not sampled for assay. For a map of drill hole locations and zones of mineralization, please refer to the Mt. Kare page on the Buffalo website: http://www.buffalogold.ca/s/MtKareProject.asp.

Details of Drill Hole Locations and Targets

Hole MK07-104 is an infill hole in the southern Western Roscoelite Zone (SWRZ) and returned two significant intersections of gold, including 14.5 metres of 2.27 g/t.    Holes MK07-105 and 106 tested continuations of mineralization between the C9 and Black zones and did not return any significant intersections. MK07-107 tested the upper portion of the C9 Zone, encountering a strongly limonitic sandstone breccia that returned one intersection of 9.1 metres of 1.39 g/t gold. MK07-108 was drilled to explore for deep ENE to NE trending structures as potential hosts to mineralization. Results indicate patchy weak mineralization to 180 metres with an 18 metre, near-surface zone averaging 1.17 g/t Au. From 180-409 metres, the sandstone and sandstone-siltsone sequence returned a series of gold mineralized zones coinciding with local base metal veining.  MK07-109, drilled on the Black Zone, returned 18.6 metres averaging 3.11 g/t gold for the base metal veined breccia intersected at 90 metre depth. This zone forms the western extension to the historic high grade MK98-130 intercept (70.85m at 8.65 g/t gold) and suggests a possible flatter plunge to the southern shoot of the Black Zone.  Drillhole MK07-110 was aimed to test for deep ENE to NE trending structures as potential hosts to mineralization.  The hole encountered a succession of weakly mineralized siltstones, calcareous siltstones and minor intrusive bodies, and included one significant intersection of 10 metres grading 2.47 g/t gold.   MK07-111 drilled to explore a gap in the Central Zone drill pattern, and returned one significant intersection of 9.0 metres averaging 1.12 g/t gold.   Hole MK07-112 was drilled for potentially mineralized dilational features but showed no alteration or mineralization and was not sampled.  MK07-113 tested the southwesterly strike extension of the shallow gold mineralization from historical holes MK99-220 and 221 but did not return any significant intersections.   A steep, shallow hole, MK07-114 was aimed at tracing a manganiferous-realgar zone down dip.  Only one shallow low-grade intersection was returned.  MK07-115 was drilled to test the upper portion of the C9 Zone and the possible extension of the incomplete, well mineralized zone in MK07-92 (22.5 m @ 3.30 g/t gold).  A significant shallow intersection was returned, with 38 metres averaging 1.06 g/t gold including 7 metres of 2.43 g/t gold.    MK07-117 was drilled to explore for the southwesterly down-plunge continuation of the south shoot of the Black Zone and test for a possible extension of mineralization intersected in MK07-109 (18.6 metres @ 3.11g/tAu).   The hole did not return significant intersections.  Holes MK07-116 and 118 through 120 were drilled to test the Pinuni Valley Structure.  No alteration or mineralization was seen in the holes and therefore no sampling was done.  MK07-121 was drilled 450 metres east of Red Hill, targeting an IP anomaly but no alteration or mineralization was found and the hole was not sampled.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from April 18th 2007 to October 15th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK07-104	186.0 428.0	200.5 440.0	14.5 12.0	2.27 1.25	6.82 2.63
MK07-105	No significant intersections
MK07-106	No significant intersections
MK07-107	16.9	26.0	9.1	1.39	4.38
MK07-108 Including Including	13.0 13.0 289.5 398.0 398.0	31.0 18.6 305.0 408.5 404.0	18.0 5.6 15.5 10.5 6.0	1.17 2.25 1.82 1.64 2.30	5.44 5.06 8.42 24.46 39.70
MK07-109	90.0	108.6	18.6	3.11	48.88
MK07-110	5.0	15.0	10.0	2.47	16.85
MK07-111	104.0	113.0	9.0	1.12	2.97
MK07-112	Not sampled
MK07-113	No significant intersections
MK07-114	15.3	23.6	8.3	0.66	3.68
MK07-115 Including	0.0 31.0	38.0 38.0	38.0 7.0	1.06 2.43	7.43 15.89
MK07-116	Not sampled
MK07-117	No significant intersections
MK07-118 to MK07-121	Not sampled

Buffalo has modelled the available results and believes the drill widths reported represent true widths. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

SURFACE EXPLORATION PROGRAM

Buffalo is evaluating 18 exploration targets defined this year from magnetic surveys over the EL1093 and EL1427 licenses.  Exploration programs include geological mapping as well as pan concentrate, stream sediment and soil sampling programs.  (For a map of these targets please refer to the Mt. Kare page of the Buffalo website http://www.buffalogold.ca/s/MtKareProject.asp)  Some analytical results are still awaited, and the sampling program is on-going, but Buffalo is pleased with the results to date.

“We are doing grassroots exploration in steep, covered terrain where there is little to no outcrop and access is not easy,” commented Buffalo President and CEO, Brian McEwen. “So it takes some time to conduct a methodical and diligent sampling program.  We are seeing it pay off though as the results are building evidence of significant anomalies at several targets.  Once the final data is in and our team in PNG, Australia and Canada are able to evaluate all the data, we believe we will have some excellent targets for follow-up drilling.”

Targets were tested both for gold and trace elements, as often gold is not seen in surface samples, but other specific minerals, such as Roscoelite, which are closely associated with high grade gold at Mt. Kare and Porgera, result in other trace element signatures.

On EL1093 the exploration team has collected nearly 600 surface samples. Pan concentrate, soil and stream sediment results outline a number of anomalous gold and zinc values in the northern and southern portions of Target 15, six kilometres north-northeast of Mt Kare,. Further sampling and geomorphological studies are in progress on these targets.  Follow-up sampling and field work will also be carried out to the south and west of Targets 8 and 9, near the boundary with Barrick’s Porgera property, where similar anomalies were outlined.  On Targets 10 and 11, the Buffalo team has identified anomalies in gold, zinc and arsenic, as well as low-level silver.   Buffalo has engaged in follow-up sampling for BLEG analysis, as well as ridge and spur sampling.   Target 13 returned only trace gold values but pan concentrates show anomalous and coincident anomalies for strontium, zinc and vanadium.

On the EL1427 license the team collected approximately 250 samples.   Targets 2 and 16 are the highest priority at this time, as they returned multiple element anomalies, including elevated zinc, vanadium, arsenic, strontium, manganese and chromium, as well as low-level silver.  Follow-up sampling for BLEG analysis, as well as ridge and spur sampling, will be undertaken.  Targets`1 and 7 were variously locally elevated in zinc, arsenic, vanadium, iron, gold and strontium.  Target 6 returned strongly anomalous strontium in pan concentrates, as well as arsenic, vanadium and zinc.   Buffalo is still waiting for results from Targets 3 and 5.

Buffalo expects to complete the surface exploration program by the end of October of this year.  Line cutting and other preparations are complete in anticipation of an Induced Polarization (IP) survey in the Mt. Kare area, but Buffalo is waiting for the delivery of equipment which has been delayed by the supplier.

Buffalo would also like to clarify its land position in Papua New Guinea.   The Mt. Kare Joint Venture license area is 220 square kilometres.  The recently acquired, 100% owned EL 1427 license package is 142 square kilometres, not 220 as stated in the Buffalo news release dated August 1st, 2007.   Buffalo has applied for an additional license, EL 1575, which is 222 square kilometres and when granted will increase the total land package under exploration to 584 square kilometres.

Mr. Brian McEwen, P.Geol., President and CEO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd. is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring the Mt. Kare gold project in Papua New Guinea and a portfolio of gold exploration projects in producing and past-producing regions of Australia. In July 2007, Buffalo announced a merger with Sargold Resource Corporation (TSX-V: SRG), a junior gold miner with mining and exploration projects in Sardinia, Italy.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian R. McEwen”

________________________________

Brian McEwen

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE.

THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

FORWARD-LOOKING STATEMENTS

STATEMENTS INCLUDED HERE, WHICH ARE NOT HISTORICAL IN NATURE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING WITHOUT LIMITATION, STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS IN CONNECTION WITH THE COMPANY'S PERFORMANCE, WHICH ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE PERTINENT SECURITY EXCHANGE COMMISSIONS, SPECIFICALLY THE MOST RECENT QUARTERLY REPORTS, ANNUAL REPORT AND MATERIAL CHANGE REPORTS, EACH AS IT MAY BE AMENDED FROM TIME TO TIME, WHICH IDENTIFY IMPORTANT RISK FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.